ARTICLE III.  BOARD OF DIRECTORS

     3.02  Tenure and Qualifications.  The directors shall be divided into
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three classes1<F9> to consist of three members in each of three classes, and the term of one class shall expire at each annual meeting. At each annual meeting, the number of directors equal to the number of the class whose term expires at the time of such meeting shall be elected to hold office until the third succeeding annual meeting. Each director shall hold office for the term for which he is elected and until his or her successor shall have been elected and, if necessary, qualified, or until there is a decrease in the number of directors which takes effect after the expiration of his or her term, or until his or her prior death, resignation or removal. A director may be removed by the shareholders only at a meeting called for the purpose of removing the director, and the meeting notice shall state that the purpose, or one of the purposes, of the meeting is removal of the director. A director may be removed from office with or without cause if the number of votes cast to remove the director exceeds the number of votes cast not to remove such director. A director may resign at any time by delivering written notice which complies with the Wisconsin Business Corporation Law to the Board of Directors, to the President or to the corporation. A director's resignation is effective when the notice is delivered unless the notice specifies a later effective date. Directors need not be residents of the State of Wisconsin or shareholders of the corporation.

1<F9> 3/14/00 Amended to read "consist of three members in each of two classes, and four members in the remaining class."